UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934

for the year ended December 31, 2013.

☐ Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

for the transition period from       to

Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Penske Automotive Group 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

*All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures

Index to Exhibits

Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Penske Automotive Group 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
June 25, 2014

Penske Automotive Group 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	December 31,
	2013	2012

Assets:
Investments at fair value	$320,518,468	$255,533,107
Receivables:
Participant contributions	380,264	341,344
Employer contributions	1,504,103	1,371,032
Due from broker and other	144,419	721,506
Notes receivable from participants	12,880,530	10,736,883
Total receivables	14,909,316	13,170,765

Total assets	335,427,784	268,703,872

Liabilities:
Participant refunds payable	104,753	81,715
Due to broker	14,550	712,076
Total liabilities	119,303	793,791

Net assets available for benefits reflecting all investments at fair value	335,308,481	267,910,081

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(583,541)	(2,162,120)

Net assets available for benefits	$334,724,940	$265,747,961

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Investment income:
Net appreciation in fair value of investments	$51,954,314
Interest and dividends	1,756,371
Net investment income	53,710,685

Contributions:
Participant contributions	27,945,169
Employer contributions	6,244,648
Participant rollover contributions	3,192,668
Total contributions	37,382,485

Distributions to participants	(24,122,758)
Administration fees	(640,495)

Net transfers to plan	2,647,062

Increase in net assets	68,976,979

Net assets available for benefits, beginning of year	265,747,961
Net assets available for benefits, end of year	$334,724,940

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2013 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, and has responsibility for reviewing the performance of the Plan’s investments. For the Plan’s investment holdings, certain asset based fees are paid by the Plan participants. Wells Fargo (the “Trustee” or “Recordkeeper”) serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings. Participant accounts are also charged with administrative fees.

(d) Contributions

Under the provisions of the Plan, participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 8% of gross earnings on a pre-tax basis. Such contributions may not exceed Internal Revenue Code 402 (g) limitations ($17,500 in 2013). The Plan also permits participants who are 50 or older to make additional contributions of up to $5,500 in 2013. A participant’s elective contributions and any related Company Match Contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate target retirement fund.

During 2013, the Plan Sponsor elected to fund discretionary matching contributions of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Employer Match Contributions”).  Employer Match Contributions are invested based on participant investment elections or in the default investment if the participant did not make an election.

Certain HCE’s deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable of $104,753 at December 31, 2013 relating to these excess contributions.

(e) Notes Receivable from Participants

Participants may borrow from their accounts anywhere from a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account or $50,000. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

As of December 31, 2013 and 2012, participant investment options consisted primarily of common collective trust funds, employer securities, common stock funds and mutual funds. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested assets totaled $95,984 and $71,269, respectively, which may be used to pay Plan administration fees and/or Employer Match Contributions.   During 2013, approximately $194,000 of fees and matching contributions were paid by the Plan Sponsor using forfeited amounts.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Investment Valuation and Income Recognition

Generally, investments are stated at fair value as determined by quoted market prices, other than the Plan’s investment in the Wells Fargo Stable Return Fund (the “Fund”) which is valued based on the underlying investments in the fund and stated at fair value and adjusted to contract value. The Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts (GICs) which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  While there are certain Fund and Plan level restrictions that may affect the Fund’s ability to transact at contract value, Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable of occurring.

Certain funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value (NAV), is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value. There are no restrictions on redemptions or unfunded commitments as of December 31, 2013 and 2012.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are awarded on the ex-dividend date.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(d) Payment of Benefits

Benefits are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan at December 31, 2013.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Investments (at fair value) that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2013	2012
Wells Fargo Stable Return Fund	$73,526,104	$76,717,982
Penske Automotive Group Common Stock	40,250,494	27,068,332
Neuberger & Berman Genesis Fund	33,754,236	24,652,977
Wells Fargo Enhanced Stock Market Fund	31,768,352	22,845,889
Thornburg International Value Fund (1)	15,596,735	13,732,839
Pimco Total Return Fund (1)	11,547,668	13,346,120

(1)         Investment did not represent 5% or more of the Plan’s net assets in 2013, but is presented for comparative purposes.

During 2013, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) appreciated in value as follows:

Common collective trusts	$26,080,132
Penske Automotive Group Common Stock	15,499,926
Mutual funds	10,374,256
Net appreciation in fair value of investments	$51,954,314

4. Fair Value Measurements

The Financial Accounting Standards Board has established a single authoritative definition of fair value and has established the following three tier hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable market data is monitored by the Plan’s management to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers between levels.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Assets measured at fair value on a recurring basis are summarized below:

	As of December 31, 2013
	Fair Value Measurement Using
	Total Fair Value	Level 1	Level 2	Level 3

Common Collective Trust Funds:
Fixed*	$73,526,104	$—	$73,526,104	$—
Bond	1,013,524	—	1,013,524	—
Large Blend	34,763,743	—	34,763,743	—
Mid Cap Blend	16,492,578	—	16,492,578	—
Foreign Large Blend	1,226,412	—	1,226,412	—
Target Retirement	91,168,869	—	91,168,869	—
Common Stock:
Employer Securities	40,250,494	40,250,494	—	—
Mutual Funds:
Mid Cap Growth	33,754,236	33,754,236	—	—
Foreign Large Blend	15,596,735	15,596,735	—	—
Emerging Markets	591,791	591,791	—	—
Multi Asset Fund	586,314	586,314	—	—
Bond	11,547,668	11,547,668	—	—
Total	320,518,468	102,327,238	218,191,230	—

* Amount represents the fair value of the Wells Fargo Stable Return Fund.  The contract value of this investment (the amount available for Plan benefits) was $72,942,563.

	As of December 31, 2012
	Fair Value Measurement Using
	Total Fair Value	Level 1	Level 2	Level 3

Common Collective Trust Funds:
Fixed*	$76,717,982	$—	$76,717,982	$—
Bond	1,068,153	—	1,068,153	—
Large Blend	23,522,119	—	23,522,119	—
Mid Cap Blend	10,773,381	—	10,773,381	—
Foreign Large Blend	500,041	—	500,041	—
Target Retirement	63,422,391	—	63,422,391	—
Common Stock:
Employer Securities	27,068,332	27,068,332	—	—
Mutual Funds:
Mid Cap Growth	24,652,977	24,652,977	—	—
Foreign Large Blend	13,732,839	13,732,839	—	—
Emerging Markets	197,419	197,419	—	—
Multi Asset Fund	531,353	531,353	—	—
Bond	13,346,120	13,346,120	—	—
Total	255,533,107	79,529,040	176,004,067	—

* Amount represents the fair value of the Wells Fargo Stable Return Fund.  The contract value of this investment (the amount available for Plan benefits) was $74,555,862.

5. Exempt Party-in-Interest Transactions

As of December 31, 2013 and 2012, the Plan (through investments in the Penske Automotive Group Common Stock) held 853,488 and 899,579 shares, respectively, of Penske Automotive Group, Inc. common stock with a cost basis of $17,938,694 and $15,067,548, respectively.  The fair value of the Penske Automotive Group Common Stock Fund was $40,250,494 and $27,068,332 at December 31, 2013 and 2012, respectively. In addition, certain Plan investments are shares of various funds managed by Wells Fargo which is the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.

7. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 23, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since requesting the current determination letter. While the plan is subject to IRS review, none have taken place and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$334,724,940	$265,747,961
Less:
Participant contributions receivable	380,264	341,344
Employer contributions receivable	1,504,103	1,371,032
Plus:
Participant refunds payable	104,753	81,715
Net assets available for benefits per the Form 5500	$332,945,326	$264,117,300

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2013 to the Form 5500:

Total contributions per the financial statements	$37,382,485
Add:
Contributions receivable - December 31, 2012	1,712,376
Less:
Contributions receivable - December 31, 2013	1,884,367
Total contributions per the Form 5500	$37,210,494

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2013 to the Form 5500:

Total distributions per the financial statements	$24,122,758
Add:
Participant refunds payable - December 31, 2012	81,715
Less:
Participant refunds payable - December 31, 2013	104,753
Total distributions per the Form 5500	$24,099,720

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2013

Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	COMMON COLLECTIVE TRUST FUNDS
*	WELLS FARGO STABLE RETURN FUND	$72,942,563
*	WELLS FARGO ENHANCED STOCK MARKET FUND	31,768,352
	NORTHERN TRUST S&P 500 INDEX FUND	2,995,391
	SSGA NON LENDING RUSSELL SMALL/MID CAP INDEX FUND	16,492,578
	SSGA TARGET RETIREMENT 2055 NON LENDING	1,000,582
	SSGA TARGET RETIREMENT 2050 NON LENDING	10,442,511
	SSGA TARGET RETIREMENT 2045 NON LENDING	10,657,330
	SSGA TARGET RETIREMENT 2040 NON LENDING	10,237,389
	SSGA TARGET RETIREMENT 2035 NON LENDING	11,899,666
	SSGA TARGET RETIREMENT 2030 NON LENDING	12,701,746
	SSGA TARGET RETIREMENT 2025 NON LENDING	13,062,797
	SSGA TARGET RETIREMENT 2020 NON LENDING	11,390,229
	SSGA TARGET RETIREMENT 2015 NON LENDING	6,083,362
	SSGA TARGET RETIREMENT 2010 NON LENDING	2,877,752
	SSGA TARGET RETIREMENT INCOME NON LENDING	815,505
	SSGA U.S. BOND INDEX NON LENDING SERIES FUND	1,013,524
	SSGA INTERNATIONAL INDEX NON LENDING FUND	1,226,412
	TOTAL COMMON COLLECTIVE TRUST FUNDS	217,607,689

	EMPLOYER SECURITIES
*	PENSKE AUTOMOTIVE COMMON STOCK	40,250,494

	MUTUAL FUNDS
	NEUBERGER BERMAN GENESIS FUND	33,754,236
	THORNBURG INTERNATIONAL VALUE	15,596,735
	PIMCO TOTAL RETURN	11,547,668
	PIMCO INFLATION RESPONSE MULTI-ASSET	586,314
	DFA EMERGING MARKETS CORE EQUITY	591,791
	TOTAL MUTUAL FUNDS	62,076,744

*	PARTICIPANT LOANS (MATURING 2014 TO 2028 AT INTEREST RATES OF 4.25% - 10.5%)	$12,880,530
	TOTAL	332,815,457

* Represents a party-in-interest to the plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan

	By:	/s/ Calvin C. Sharp
Calvin C. Sharp
Date: June 25, 2014		Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm